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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 12b-25
                             AMENDMENT NOTIFICATION

                           NOTIFICATION OF LATE FILING

Check one:

[ ] Form 10-K  [ ] Form 20-F[ ] Form 11-K  [X] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

CPT HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable

680 Fifth Avenue, 8th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York  10019
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City, State and Zip Code


Part II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant amends and restates in its entirety Part III of the originally filed Form 12b-25 dated May 16, 2000 as follows:

The registrant's filing of Form 12b-25 dated May 16, 2000 was filed in error. The Company's external accountants had completed their quarterly review procedures related to the interim financial statements for the quarter ended March 31, 2000 prior to the due date for filing Form 10-Q. The registrant anticipates rendering a completed Form 10-Q as soon as reasonably practicable.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

William L. Remley       (212)                         931-5260
  (Name)             (Area Code)                   (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s)
                          [ ] Yes        [X] No

     Form 10-Q for the quarter ended March 31, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [X] Yes        [ ] No

The registrant expects that its results of operations for the fiscal quarter ended March 31, 2000 will reflect a significant decline in operating performance, as compared to the last fiscal year results, largely as a result of market factors previously disclosed in reports filed during this fiscal year by the registrant under the Securities Exchange Act of 1934, in addition to plant upgrade start-up costs experienced during the most recent quarter. The registrant's operating subsidiary, J&L Structural, Inc. is currently in default under both its senior and subordinated debt agreements.

CPT Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 1, 2000                            By:  /s/ William L. Remley
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                                                   President


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